Exhibit (a)(5)(H)
News Release

August 29, 2006
Mirant Announces Final Results of Tender Offer
ATLANTA — Mirant Corporation (NYSE: MIR) today announced the final results of its modified “Dutch auction” tender offer to purchase up to 43,000,000 shares of the company’s common stock, which expired at 5:00 p.m., New York City time, on Monday, August 21, 2006.
Mirant has accepted for payment an aggregate of 43,000,000 shares of its common stock at a purchase price of $28.50 per share. These shares represent approximately 14 percent of the shares outstanding as of June 30, 2006. Mirant has been informed by Mellon Investor Services, the depositary for the tender offer, that the final proration factor for the tender offer is approximately 85.6 percent.
Based on the final count by the depositary (and excluding any conditional tenders that were not accepted due to the specified condition not being satisfied), 50,218,254 shares were properly tendered and not withdrawn at or below a price of $28.50 per share.
Payment for the shares accepted for purchase, and return of all shares tendered and delivered and not accepted for purchase, will be carried out promptly by the depositary. As a result of the completion of the tender offer, Mirant has approximately 257,068,663 shares of common stock outstanding (basic).
Any questions with regard to the tender offer may be directed to Innisfree M&A Incorporated, the Information Agent for the Offer, at 1 877 750 5836, or J.P. Morgan Securities Inc., the Dealer Manager for the Offer, at 1 877 371 5947.
Mirant is a competitive energy company that produces and sells electricity in the United States, the Caribbean, and the Philippines. Mirant owns or leases approximately 17,300 megawatts of electric generating capacity globally. The company operates an asset management and energy marketing organization from its headquarters in Atlanta. For more information, please visit www.mirant.com.
Some of the statements included herein involve forward-looking information. Mirant cautions that these statements involve known and unknown risks and that there can be no assurance that such results will occur. There are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements, such as, but not limited to, the ability of Mirant and the depositary to timely complete the remaining steps in the tender offer and other factors discussed in Mirant’s Form 10-K for the year ended December 31, 2005, and its Form 10-Q for the quarter ended June 30, 2006. Mirant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.